SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/12/15

1. NAME OF REPORTING PERSON
Bulldog Investors, LLC

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________

7. SOLE VOTING POWER
890,821

8. SHARED VOTING POWER
820,642

9. SOLE DISPOSITIVE POWER
890,821
_______________________________________________________

10. SHARED DISPOSITIVE POWER
820,642

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,711,463 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.93%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
890,821

8. SHARED VOTING POWER
820,642

9. SOLE DISPOSITIVE POWER
890,821
_______________________________________________________

10. SHARED DISPOSITIVE POWER
820,642

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,711,463 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.93%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
890,821

8. SHARED VOTING POWER
820,642

9. SOLE DISPOSITIVE POWER
890,821
_______________________________________________________

10. SHARED DISPOSITIVE POWER
820,642

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,711,463 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.93%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
890,821

8. SHARED VOTING POWER
820,642

9. SOLE DISPOSITIVE POWER
890,821
_______________________________________________________

10. SHARED DISPOSITIVE POWER
820,642

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,711,463 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.93%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d
filed July 30, 2015. Except as specifically set forth
herein, the Schedule 13d remains unmodified.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on July 9, 2015, there were 21,591,836 shares of common stock outstanding as of April 30, 2015. The percentages set forth herein were derived using such number.  Phillip Goldstein, Andrew Dakos and
Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of October 13, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,711,463 shares of GHI (representing 7.93% of GHI's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 1,711,463 shares of GHI include 890,821 shares (representing 4.14% of GHI's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein,
Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West
Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore
Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM
Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds").
Mr. Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,711,463 shares of GHI beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group.
The total number of these "non-group" shares is 820,642 shares (representing
3.80% of GHI's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 890,821 shares.
Bulldog Investors, LLC has shared power to dispose of and vote 820,642 shares.
Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of GHI's shares) share this power with Bulldog Investors, LLC.  Messrs.
Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.

c) Since the last filing on 8/31/15 the following shares of GHI were purchased:

Date:                                  Shares:                                        Price:
08/31/15                                        7,587                                         7.9546
09/01/15                                        8,969                                         7.9200

d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
Bulldog Investors, LLC has entered into a Standstill Agreement with respect to GHI.
A copy of the Agreement is attached as an Exhibit.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 99.a

After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/14/15

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.